NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2012

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets
(Unaudited - Expressed in Canadian dollars)

	As at the period ended

	June 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$3,331,237	$1,508,946
Short term investments	20,000	10,000
Accounts receivable	403,866	122,231
Work-in-progress	49,550	1,112,210
Prepaid expenses and other	147,509	43,105
	3,952,162	2,796,492

Restricted cash	216,350	74,135
Property and equipment	370,748	404,301

	$4,539,260	$3,274,928

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities [note 3]	$676,950	$1,347,925
Deferred revenue	-	1,776,496
Current portion of capital lease obligation	-	8,591
Fair value of derivative instruments [note 8]	419,000	-
	1,095,950	3,133,012
Long term liabilities
Asset retirement obligation	59,868	57,953
	1,155,818	3,190,965

Future operations [note 1]
Commitments and contingencies [note 11]
Subsequent events [note 7]

Shareholders' equity
Preferred shares [note 5]: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares [note 4]: - authorized unlimited
Issued: 39,554,959 shares as of June 30, 2012 (December 31, 2011 - 34,757,396)	56,605,311	53,756,687
Contributed capital	5,287,568	5,205,301
Deficit	(62,709,372)	(63,077,960)
Accumulated other comprehensive income	710,935	710,935

	3,383,442	83,963
	$4,539,260	$3,274,928

Signed "George Liszicasz"	Signed "Brian Kohlhammer"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30,		ended June 30,

	2012	2011	2012	2011

Revenue
Survey revenue [note 12]	$2,394,863	$144,650	$5,210,183	$144,650

Expense
Survey cost	1,205,654	43,990	2,380,047	43,990
General and administrative	945,403	743,900	2,084,930	1,447,366
Stock based compensation expense [note 7]	61,000	18,843	128,000	48,785
Amortization of property and equipment	27,417	39,351	53,957	75,618

	2,239,474	846,084	4,646,934	1,615,759

	155,389	(701,434)	563,249	(1,471,109)

Other expense (income)
Interest expense (income), net	872	(3,111)	3,736	(5,528)
Loss (gain) on foreign exchange	(116,264)	(4,013)	(50,395)	20,929
Oil and natural gas operations	3,563	(1,800)	4,762	(1,283)
Other expense	17,087	-	17,087	-
Change in fair value of derivative instruments [note 8]	9,857	-	9,857	-

	(84,885)	(8,924)	(14,953)	14,118

Income (loss) before income taxes	240,274	(692,510)	578,202	(1,485,227)
Income tax expense [note 9]	209,614	-	209,614	-

Net income (loss) and comprehensive loss	$30,660	$(692,510)	$368,588	$(1,485,227)

Earnings (loss) per share - [note 6]
Basic	$-	$(0.02)	$0.01	$(0.04)
Diluted	$-	$(0.02)	$0.01	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30,		ended June 30,

	2012	2011	2012	2011

Operating activities

Net income (loss) for the period	$30,660	$(692,510)	$368,588	$(1,485,227)
Items not affecting cash:
Amortization and depreciation	27,417	39,351	53,957	75,618
Stock-based compensation expense	61,000	18,843	128,000	48,785
Accretion of asset retirement obligation	1,037	878	1,915	1,755
Change in fair value of derivative instruments	9,857	-	9,857	-

	129,971	(633,438)	562,317	(1,359,069)
Changes in non-cash working capital balances [note 10]	(211,539)	(98,484)	(1,770,850)	(264,699)

Net cash generated by (used in) operating activities	(81,568)	(731,922)	(1,208,533)	(1,623,768)

Financing activities

Repayment of capital lease obligation	(6,926)	(3,104)	(8,591)	(5,391)
Issue of common shares and warrants, net of issue costs	863,178	(5,896)	2,886,024	1,487,827
Exercise of stock options and warrants	-	-	326,010	-

Net cash generated by financing activities	856,252	(9,000)	3,203,443	1,482,436

Investing activities

Purchase of property and equipment	(16,356)	(5,679)	(20,404)	(20,682)
Decrease (increase) in restricted cash	(173,980)	59,437	(142,215)	(197,788)
Decrease (increase) in short term investments	-	304,787	(10,000)	905,651

Net cash generated by (used in) investing activities	(190,336)	358,545	(172,619)	687,181

Net cash inflow (outflow)	584,348	(382,377)	1,822,291	545,849
Cash and cash equivalents, beginning of the period	2,746,889	1,392,809	1,508,946	464,583

Cash and cash equivalents, end of the period	$3,331,237	$1,010,432	$3,331,237	$1,010,432

Supplemental information:
Cash interest paid	$872	$457	$3,736	$840

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity
(Unaudited - Expressed in Canadian dollars)

	For the six months
	ended June 30,

	2012	2011

Common Shares

Balance at beginning of the period	$53,756,687	$52,031,435
Issued upon exercise of warrants	278,760	-
Issued upon exercise of stock options	47,250	-
Issued through private placement, net of issue costs (note 4)	2,886,024	1,487,827
Value attributed to derivative instruments related to warrants issued
in private placement financing [note 8]	(409,143)	-
Value attributed to warrants issued on private placement financing (note 8)	-	(329,386)
Transfer from contributed capital upon exercise
of stock options and warrants	45,733	-

Balance at end of the period	56,605,311	53,189,876

Preferred Shares

Balance at beginning and end of the period	3,489,000	3,489,000

Contributed Capital

Balance at beginning of the period	5,205,301	4,659,026
Recognition of stock based compensation expense	128,000	48,785
Contributed capital transferred to common shares pursuant
to exercise of options and warrants	(45,733)	-
Value attributed to warrants issued on private placement financing	-	329,386

Balance at end of the period	5,287,568	5,037,197

Deficit

Balance at beginning of the period	(63,077,960)	(59,493,359)
Net income (loss) and comprehensive income (loss) for the period	368,588	(1,485,227)

Balance at end of the period	(62,709,372)	(60,978,586)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$3,383,442	$1,448,422

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the three and six month periods ended June 30, 2012
(Unaudited - Expressed in Canadian dollars unless otherwise stated)

1. History and Future Operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT owns a proprietary technology called Stress Field Detection ("SFD®"), an airborne survey system that is used in the oil & natural gas industry to help aid in identifying areas with hydrocarbon reservoir potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the Company controlled the technology through a series of licensing agreements (see also note 5).

For the ten year period prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the Company had accumulated a deficit of approximately $47.6 million in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the "commercialization" phase in 2006. SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on potential clients operating in the western Canadian sedimentary basin.

The global financial crisis of late 2008 affected a number of markets and resulted in a dramatic decline in NXT's Canadian market opportunities. This caused NXT to re-focus its sales activities towards international markets.

Despite having provided services to clients since 2006, NXT is still in the early stage of commercializingits SFD® technology. The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of the SFD® survey system to a much wider client base. NXT recognizes that this early commercialization phase can last for several years and that its' financial position is currently dependent upon a limited number of client projects, on obtaining additional financing and attracting future clients.

These consolidated financial statements have been prepared on a "going concern" basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because NXT has experienced losses and negative cash flow from operations over the past several years and has traditionally had minimal working capital. NXT recognizes that current working capital and contracts in process may not be sufficient to support the operations beyond the next twelve months without generating significant additional revenues and / or capital (see also note 4).

NXT anticipates it will be able to expand operations in order to generate both net income and cash from operations in future years with its existing business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These interim unaudited consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash flow from operations as required in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2011.

These interim statements should be read in conjunction with the 2011 annual audited consolidated financial statements as they contain disclosure which is supplemental to NXT's annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted herein.

3. Accounts payable and accrued liabilities	June 30,	December 31,
	2012	2011
Accrued liabilities related to:
Consultants and professional fees	$103,140	$167,500
Commissions payable on survey contracts	-	122,400
Survey expenses	43,184	18,508
Board of Directors' fees	-	98,612
Wages payable	-	183,198
Vacation pay	95,371	81,042
	241,695	671,260
Trade payables, payroll withholdings and other	435,255	676,665

	$676,950	$1,347,925

4. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	# of Shares	$ Amount

As at December 31, 2011	34,757,396	53,756,687
Transactions during the period ended June 30, 2012:
Issued through private placement, net of issue costs	4,258,005	2,886,024
Value attributed to warrants issued in the private placement financings	-	(409,143)
Issued on exercise of stock options	75,000	47,250
Issued on exercise of warrants	464,558	278,760
Transfer from contributed surplus upon exercise of stock options and warrants	-	45,733

As at June 30, 2012	39,554,959	$56,605,311

In March and May 2012, NXT conducted private placement financings (the "Financings") which consisted of units issued at US $0.75 (the "Units"). Each Unit consisted of one common share of the Company and one warrant (the "Warrants") to purchase an additional common share of the Company at a price of US $1.20. The Warrants have a term of two years from the date of issue, and the expiry can be accelerated at the option of NXT in the event that it issues a press release advising that its common shares have traded on the US OTCBB Exchange at a price exceeding US $1.50 for 20 consecutive days. Any Warrants subject to acceleration shall expire 30 days after such notice.

In connection with the Financings, the Company paid finder's fees totalling US $183,612 and issued a total of 244,816 finder's warrants (which have the same terms as the Warrants noted above).  The Financings had three separate closings in March, 2012 and one on May 4, 2012, which are summarized as follows:

	March,	May 4,
	2012	2012	total

Proceeds (in US dollars)	$2,216,005	$977,500	$3,193,505

Number of common shares issued	2,954,672	1,303,333	4,258,005

Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder's warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

Two Officers of the Company subscribed for a total of US $40,000 of the Financings.

The common shares that were issued under the Financings were recorded at a value equal to the proceeds received, net of related issue costs, and reduced by the value attributed to the Warrants issued (see note 8).

5. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

On December 31, 2006, the Company issued 10,000,000 series 1 preferred shares (the "Preferred Shares") to an individual who is a Director and NXT's Chief Executive Officer and President pursuant to the execution of a Technical Transfer Agreement (the "2006 TTA") in exchange for the outright purchase of the SFD® technology.

These Preferred Shares are conditionally convertible into common shares as follows

●	2,000,000 of the Preferred Shares became convertible into common shares upon issue
●
The remaining 8,000,000 Preferred Shares may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015.

●
Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in United States dollars, and calculated in accordance with generally accepted accounting principles.

●
In the event that the final cumulative revenue threshold of US $500 million is not achieved by December 31, 2015, NXT has the option to either redeem any unconverted Preferred Shares for a price of $0.01 per share and forfeit the SFD® technology, or retain the ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares.

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT

As at June 30, 2012, the Company had generated cumulative revenue of approximately US $17.5 million (December 31, 2011 - US $12.2 million) that is eligible to be applied to the above noted conversion thresholds.

No value has been attributed to the any of the 8,000,000 preferred shares which are still subject to conditions related to potential conversion.

6. Earnings (loss) per share	For the three months		For the six months
	ended June 30		ended June 30
	2012	2011	2012	2011

Net income (loss) for the period	$30,660	$(692,510)	$368,588	$(1,485,227)

Weighted average number of common shares outstanding
Basic	41,067,999	35,171,301	39,339,721	36,002,396
Diluted	41,373,253	35,171,301	39,623,249	36,002,396

Earnings (loss) per share - Basic	$-	$(0.02)	$0.01	$(0.04)
Earnings (loss) per share - Diluted	$-	$(0.02)	$0.01	$(0.04)

In periods in which a loss results, all outstanding stock options, common share purchase warrants and certain of the Preferred Shares are excluded from the diluted loss per share calculations as they are anti-dilutive.

A total of 2,000,000 of the Preferred Shares are included in the above noted basic and diluted earnings per share calculations, as the criteria for them to convert to common shares have been met for each period (see note 5).

7. Stock options

The following is a summary and continuity of stock options that are outstanding as at June 30, 2012:

			average
	# of	# of	remaining
exercise	options	options	contractual
price	outstanding	exercisable	life (years)

$0.45	105,600	105,600	3.3
$0.53	150,000	100,000	1.5
$0.63	780,000	671,667	1.5
$0.89	150,000	-	4.6
$1.00	100,000	50,000	0.2
$1.16	455,000	165,000	4.1
$2.00	100,000	50,000	0.2
$3.00	100,000	50,000	0.2
$4.00	100,000	50,000	0.2
	2,040,600	1,242,267	2.1

	For the six months		For the year
	ended June 30,		ended December 31,
	2012		2011
		weighted		weighted
	# of	average	# of	average
	options	exercise price	options	exercise price

Outstanding at beginning of the year	2,473,100	$1.02	2,134,804	$0.62
Granted	150,000	$0.89	1,054,800	$1.58
Forfeited	(62,500)	$0.75	(398,300)	$0.65
Expired	(445,000)	$0.63	(288,204)	$0.63
Exercised	(75,000)	$0.63	(30,000)	$0.63
Options outstanding as at end of the period	2,040,600	$1.12	2,473,100	$1.02
Options exercisable as at end of the period	1,242,267	$0.98	1,538,100	$0.68

Stock options granted generally vest at a rate of one-third at the end of each of the first three years following the date of grant. Stock options lapse, or expire, if unexercised, generally five years from the date granted.

Stock based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes option valuation model and utilizing the following weighted average assumptions:

	For the six months
	ended June 30
	2012	2011

Stock based compensation expense for the period	$ 128,000	$ 48,785
Expected dividends paid per common share	Nil	Nil
Expected life in years	3	3
Expected volatility in the price of common shares	92%	94%
Risk free interest rate	1.5%	1.5%
Weighted average fair market value per share at grant date	$ 0.27	$ 0.32
Intrinsic (or "in-the-money") value per share of options exercised	$ 0.13	$ 0.80

As of June 30, 2012 there was $300,000 (December 31, 2011 - $338,000) of unamortized stock based compensation expense related to non-vested stock options. This amount will be recognized in future expense over the remaining vesting periods of the underlying stock options.

In July and August, 2012 the Company granted an additional 1,315,000 stock options as follows:	exercise price	# of options

	$ 0.75	425,000
	$ 0.86	890,000
	$ 1.20	300,000
		1,615,000

All of these options have a term of five years to expiry, and will vest over a three year period, except for the $1.20 options which will vest over a 15 month period. A total of 830,000 of the $0.86 stock options were granted to Directors and Officers of NXT. In addition, in July 2012 two Directors of NXT surrendered for cancellation a total of 140,000 stock options, which had an exercise price of $0.63 per share, and had an expiry date of December 12, 2012.

On August 24, 2012, a total of 400,000 stock options (100,000 options at exercise prices of $1, $2, $3 and $4 each) expired.

8. Warrants to purchase common shares

The following is a summary of outstanding warrants to purchase common shares:

			Exercise
	Exercise	# of	proceeds
	price	warrants	received
Outstanding as at January 1, 2010		-	$-
Issued on February, 2011 private placement (i)	$0.60	3,345,920	-
Exercised in 2011		(700,000)	420,000
Outstanding as at December 31, 2011		2,645,920	420,000
Exercised in 2012		(464,558)	278,735
Expired on February 16, 2012		(2,181,362)	-
		-	698,735
Issued on March and May, 2012 private placement financings (see note 4)	$US 1.20	4,502,821
Outstanding as at June 30, 2012 (expire from March 7 to May 4, 2014)		4,502,821

(i) In February, 2011 NXT closed a private placement financing of Units which included a total of 3,345,920 warrants which had an exercise price of $0.60 and a expiry of February 16, 2012.  The estimated fair value attributed to these warrants that were issued in 2011 was $329,386.

The estimated fair value attributed to the 4,502,821 total US$ Warrants that were issued in the Financing in 2012 (see note 4) was $409,143.

As the exercise price of the Warrants is in US dollars, which is a currency other than the functional currency of the Company, this fair value is required to be reflected as a derivative instrument on the balance sheet. The total for these derivative instruments, which is included with current liabilities, will be adjusted to fair value at each period end over the life of the Warrants, with the changes in fair value reflected in earnings.

Under US GAAP fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis are the US dollar denominated warrants. We have classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data. The valuation model was based on the Black Scholes inputs noted below, as well as a discount to reflect the potential dilution impact upon exercise of the warrants and NXT's low stock market liquidity.

The value attributed to warrants that have been issued by NXT is calculated using the Black-Scholes warrant valuation model utilizing the following weighted average assumptions:

	For the six months ended June 30

	2012	2011

Expected dividends paid per common share	Nil	Nil
Expected life in years	1	0.8
Expected volatility in the price of common shares	80%	94%
Risk free interest rate	1.2%	1.5%
Weighted average fair market value per warrant issued	US $0.08	$ 0.14

9. Income tax expense

NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Payments made to NXT for services rendered to clients in such countries may be subject to withholding taxes, which are only recoverable in certain circumstances. During the second quarter of 2012, NXT incurred a 31% withholding tax on approximately $0.7 million of survey revenue generated in Central America. Although such taxes can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from this jurisdiction, a full valuation allowance has been provided against this benefit.

10. Changes in non-cash working capital

The change in non-cash working capital is comprised of:	For the three months		For the six months
	ended June 30		ended June 30
	2012	2011	2012	2011

Accounts receivable	468,856	(103,662)	(281,635)	(100,591)
Work-in-progress	840,302	-	1,062,660	(49,550)
Prepaid expenses	(54,145)	15,855	(104,404)	(15,400)
Accounts payable and accrued liabilities	(245,142)	(10,677)	(670,975)	(99,158)
Deferred revenue	(1,221,410)	-	(1,776,496)

	(211,539)	(98,484)	(1,770,850)	(264,699)
Portion attributable to:
Operating activities	(211,539)	(98,484)	(1,770,850)	(264,699)
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	(211,539)	(98,484)	(1,770,850)	(264,699)

11. Commitments and contingencies

In March, 2012, NXT's Calgary office lease was extended for a 2.5 year period from October 31, 2011 through April 30, 2015 at a minimum monthly lease payment of $22,956 (including estimated operating costs).  As at June 30, 2012, the estimated remaining minimum annual lease commitment is as follows:

for the	total minimum
year ending	lease
December 31	payments

2012	$174,562
2013	289,245
2014	289,245
2015	96,415
849,467

NXT currently does not own any of the aircraft which are used in its' survey operations, but has in place an agreement, expiring in January, 2013, to utilize a minimum annual volume of aircraft charter hours.  NXT has met terms of this charter agreement for the current year.

In 2003 NXT was named as one of several defendants in a statement of claim related to an aircraft crash. The plaintiffs alleged that all defendants were in breach of an aircraft ferry flight contract and were seeking damages of $450,000, but have not pursued their claim against NXT for over six years. NXT was not a party to the contract and accordingly believes the claim is without merit.  The outcome of the claim is not determinable, and no liability has been recorded.

12. Geographic information:

NXT conducts all of its survey operations from its head office in Canada, and has a one person administrative office in Colombia.  NXT has no long term assets outside of Canada.

Revenues were derived by geographic area as follows:

	For the three months		For the six months
	ended June 30		ended June 30
	2012	2011	2012	2011

South and Central America	$2,394,863	$-	$5,210,183	$-
United States	-	144,650	-	144,650

	2,394,863	144,650	5,210,183	144,650